SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__ )*
TECHNISCAN, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87855G 107
(CUSIP Number)
October 9, 2009
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87855G 107	13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS Richard J. Stanley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		8,366,288 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,366,288 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,366,288

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0%

12	TYPE OF REPORTING PERSON*

IN

CUSIP No.	87855G 107	13G	Page	3	of	5	Pages
Item 1. (a) Name of Issuer:
TechniScan, Inc.
Item 1. (b) Address of Issuer’s Principal Executive Offices:
3216 South Highland Drive
Salt Lake City, Utah 84106
Item 2. (a) Name of Person Filing:
Richard J. Stanley
Item 2. (b) Address of Principal Business Office or, if none, Residence:
3216 South Highland Drive
Salt Lake City, Utah 84106
Item 2. (c) Citizenship:
United States
Item 2. (d) Title of Class of Securities:
Common Stock, par value $.001 per share
Item 2. (e) CUSIP Number.
Not Applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No.	87855G 107	13G	Page	4	of	5	Pages
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4. (a) Amount beneficially owned:
Mr. Stanley is the beneficial owner of an aggregate of 8,366,288 shares of Common Stock, 1,524,104 shares of which he is directly the beneficial owner. 5,943,184 shares are held by Mr. Stanley and his wife and/or members of his family as joint tenancy with right of survivorship and 899,000 shares are held by members of Mr. Stanley’s family. Mr. Stanley may be deemed to share beneficial ownership of the shares held by members of his family. Mr. Stanley disclaims beneficial ownership of such shares.
Item 4. (b) Percent of class:
10.0%
Item 4. (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 8,366,288 shares of Common Stock
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 8,366,288 shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	87855G 107	13G	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 19, 2009

/s/ Richard J. Stanley
Richard J. Stanley